

Mail Stop 3561

January 28, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Sean Webster
Chief Financial Officer
Baoshinn Corporation
A-B 8/F Hart Avenue
Tsimshatsui, Kowloon, Hong Kong

> **Re:** **Baoshinn Corporation**
> **Form 10-K for the Year Ended March 31, 2008**
> **File No. 000-52779**

Dear Mr. Webster:

We have reviewed your response received January 8, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended March 31, 2008

1. Upon resolution of the comments below, please include the narrative portion of Note 20 (as revised) under the caption "Restatement" on page 17. We will not object if you also include a cross-reference to Footnote 20 to the financial statements for details.

Consolidated Statements of Stockholders' Equity, page 30

2. Refer to your response to our prior comment 3. As you have elected to omit the historical financial statements for fiscal 2006, please also report the related change as a prior period adjustment within the Statement of Stockholders' Equity. Specifically, it appears that the fiscal 2006 change should be reported as an adjustment to the opening balance of retained earnings for fiscal 2007. Please revise in accordance with paragraph 25b of SFAS 154 or explain how our understanding is not correct.

Note 20. Restatement

3. Refer to Item 1 of your footnote. To facilitate the readers' understanding, please address each of the three types of revenue in a separate paragraph within this section. In addition, please explain the nature of and reasons for the change in your method of accounting for referral fees in greater detail. Specifically, please describe the old and new accounting policies and explain why the change in policy is appropriate. Finally, clarify why this accounting policy change has resulted in a restatement of gross profit. That is, normally a policy change to (or from) gross to net revenue recognition results in offsetting changes to revenue and to cost of sales, with no change in gross profit. Please revise to clarify and advise, as appropriate.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief